SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 11-K

                                  ANNUAL REPORT




                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                  For the fiscal year ended September 30, 1998




                       ROCKWELL INTERNATIONAL CORPORATION
                                  SAVINGS PLAN




                       ROCKWELL INTERNATIONAL CORPORATION
                         600 Anton Boulevard, Suite 700
                        Costa Mesa, California 92628-5090

                       ROCKWELL INTERNATIONAL CORPORATION
                                  SAVINGS PLAN

                                      INDEX



                                                               PAGE NUMBER
                                                               -----------
FINANCIAL STATEMENTS:

     INDEPENDENT AUDITORS' REPORT                                    1

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
     SEPTEMBER 30, 1998 AND 1997                                     2

     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
     FOR BENEFITS, FOR THE YEARS ENDED
     SEPTEMBER 30, 1998 AND 1997                                     3

     NOTES TO FINANCIAL STATEMENTS                                4 - 10

     SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
     SEPTEMBER 30, 1998                                             11


SIGNATURES                                                         S-1


EXHIBIT:

     INDEPENDENT AUDITORS' CONSENT                                 S-2

INDEPENDENT AUDITORS' REPORT
----------------------------

To the Rockwell International Corporation Savings Plan and to Participants therein:

We have audited the accompanying statements of net assets available for benefits of the Rockwell International Corporation Savings Plan as of September 30, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at September 30, 1998 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/  DELOITTE & TOUCHE LLP

Pittsburgh, Pennsylvania
March 19, 1999

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN
-----------------------------------------------

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 1998 AND 1997
-------------------------------------------------------------------------------
(IN THOUSANDS)

                                                  1998                 1997
                                                  ----                 ----
ASSETS

   Investments:
      Master Defined Contribution Trust        $2,450,696          $3,738,720
      Loan fund                                    71,513              70,974
                                               ----------          ----------

      Total investments                         2,522,209           3,809,694
                                               ----------          ----------

   Receivables - Income                                 9                 120
                                               ----------          ----------

Total assets and net assets available
   for benefits                                $2,522,218          $3,809,814
                                               ----------          ----------


See notes to financial statements.

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN
-----------------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED SEPTEMBER 30, 1998 AND 1997
-------------------------------------------------------------------------------
(IN THOUSANDS)

                                                   1998              1997
                                                   ----              ----
NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR                   $3,809,814        $3,634,099
                                                ----------        ----------
INCOME:
  Earnings from Investments:
    Net (loss) earnings in Master
      Defined Contribution Trust                  (775,652)          181,072
    Dividends                                            0            53,401
    Interest                                             0             6,156
    Net appreciation of investments                      0           528,500
                                                ----------        ----------

      Total (loss) earnings from investments      (775,652)          769,129
                                                ----------        ----------
  Contributions:
    Employer                                        29,668            39,268
    Participants                                    51,568            63,798
                                                ----------        ----------
      Total contributions                           81,236           103,066
                                                ----------        ----------

      Total (loss) income                         (694,416)          872,195
                                                ----------        ----------

EXPENSES:
  Payments to participants or beneficiaries        588,061           691,846
  Administrative expenses                            4,793             4,794
                                                ----------        ----------
       Total expenses                              592,854           696,640
                                                ----------        ----------

NET (LOSS) INCOME                               (1,287,270)          175,555
                                                ----------        ----------

Transfers (from) to the Plan                          (326)              160
                                                ----------        ----------

NET (DECREASE) INCREASE                         (1,287,596)          175,715
                                                ----------        ----------

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                         $2,522,218        $3,809,814
                                                ==========        ==========


See notes to financial statements.

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN
-----------------------------------------------

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 1998 AND 1997
-------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The following description of the Rockwell International Corporation Savings Plan (the "Plan"), as in effect on September 30, 1998, is provided for general information purposes only. Participants should refer to the Plan document for more complete information. See footnote 6 for a description of certain events and Plan amendments subsequent to September 30, 1998.

      a. General - The Plan is a defined contribution savings plan established by Rockwell International Corporation (the "Company"). The Company's Employee Benefit Plan Committee, the Plan's Administrative Committee and the Plan Administrator control and manage the operation and administration of the Plan. Wells Fargo, N.A. serves as trustee for the Plan. The assets of the Plan are managed by the trustee and several other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

            In 1997, the Plan's investments were transferred into the Rockwell International Corporation Master Defined Contribution Trust. Participants in the Plan may invest in any of the following investment funds:
            - Diversified Fund - invests primarily in equity securities other than those issued by the Company.
            - Fixed Income Fund - invests in fixed income securities.
            - Guaranteed Return Fund - invests in contracts with insurance companies providing a guarantee of principal (backed by the general assets of the insurance company) and a specified rate of interest.
            - Intermediate Term Bond Fund - invests in U.S. Government securities.
            - Stock Fund B (employee contributions) - invests in or holds the common stock of the Company.

            Other funds of the Plan include:
            - Stock Fund A (company contributions) - invests in or holds the common stock of the Company.
            - Stock Funds C and D - invest in or hold the common stock of
              The Boeing Company ("Boeing").  See footnote 5.
            - Stock Funds E and F - invest in or hold the common stock of
              Meritor Automotive, Inc. ("Meritor").  See footnote 5.
            - Loan Fund - represents outstanding participant loan balances.

            Stock Funds C, D, E and F are closed to any additional company or employee contributions. Additionally, there are special rules regarding distribution from such funds. Any dividends received on behalf of these funds are paid to Stock Fund A or the Fixed Income Fund.

      b. Participation - Participation in the Plan is extended to all eligible salaried employees of the Company after 30 days of employment effective October 1, 1996. The Plan provides that eligible employees electing to become participants can contribute to the Plan, through either payroll deductions or deferrals at a specified percentage (ranging from 1% to 8%) of their base compensation (as defined in the Plan). Participants currently contributing 8% are eligible to make a supplemental deduction or deferral contribution of 1% to 3% of their base compensation, or 1% to 2% of their base compensation if such compensation exceeds a specified amount.

            Amounts contributed by employees pursuant to payroll deductions are included in the participants' taxable income in the period of the contribution. Amounts contributed by employees pursuant to payroll deferrals are excluded from the participants' taxable income until such amounts are received by them as a distribution from the Plan.

            The Plan provides that the Company, when extending the benefits of the Plan to any employee of a component of the Company or an affiliated company, may place such limitations as it deems appropriate on the amount of compensation deferral contributions or on compensation deduction contributions to comply with certain statutory limitations.

            A participant who elects compensation deduction contributions may, upon 15 days notice, revoke such election and elect instead to make compensation deferral contributions effective on the first payroll payment date following the expiration of the notice period. A participant who has elected compensation deferral contributions may, by giving notice to the Company in February or August of any year, revoke such election and elect instead compensation deduction contributions effective the first payroll payment date in April or October of that year, respectively.

      c. Investment Elections - A participant may elect to have contributions made entirely to the Diversified Fund, the Fixed Income Fund, Stock Fund B, the Guaranteed Return Fund or the Intermediate Term Bond Fund or in increments of 5% to any two or more of such funds, with the total of the elected percentages equaling 100%. Participants may change such investment elections once each calendar quarter.

            A participant may elect once each calendar quarter to have 5% increments of his or her investment in the Diversified Fund, Fixed Income Fund, Stock Fund B or the Intermediate Term Bond Fund converted to units in any fund other than the Guaranteed Return Fund. The value of such units will be determined as of the first valuation date following such election. Such election shall have no effect on any other election offered under the Plan.

            Participants may quarterly elect to transfer a percentage of their Stock Fund B account to the Diversified Fund, Fixed Income Fund, or the Intermediate Term Bond Fund. The allowable annual transfer is limited to 10% of the Stock Fund B account prior to reaching age 55, and 50% of the Stock Fund B account thereafter.

            A participant, upon attainment of age 65, or a Company retiree of any age, may irrevocably elect to have (i) all or a portion of the units in Stock Fund A and/or (ii) all or a portion of the units in Stock Fund B converted to units in any fund other than the Guaranteed Return Fund. The value of such units will be determined on the first valuation date following such election. All subsequent Company contributions made to such participant's Company contributions account would be invested in the same funds in which the participant elected to invest contributions.

            Participants' contributions to the Guaranteed Return Fund are invested in contracts with Metropolitan Life Insurance Company, New York Life Insurance Company, John Hancock Mutual Life Insurance Company and The Prudential Insurance Company of America with various guaranteed annual returns to participants for the contract periods. Such contracts guarantee the following annual returns:

                                             Guaranteed           Contract
               Periods of Contributions     Annual Return     Expiration Date
               ------------------------     -------------     ---------------

            April 1, 1994 - March 31, 1995       5.00%        March 31, 1997
            April 1, 1995 - March 31, 1996       8.00%        March 31, 1998
            April 1, 1996 - March 31, 1997       5.49%        March 31, 1999
            April 1, 1997 - March 31, 1998       6.70%        March 31, 2000
            April 1, 1998 - March 31, 1999       5.82%        March 31, 2001

            A participant with units in the Guaranteed Return Fund may irrevocably elect, by providing a notice at least 30 days prior to the contract expiration date, to convert his or her interest in such contract, in 5% increments, to the Diversified Fund, Stock Fund B, the Intermediate Term Bond Fund, the Fixed Income Fund and/or the current Guaranteed Return Fund. Such conversion will be based on the value of units in such respective Funds as of the date of such expiration, or the valuation date immediately preceding the transfer of funds, whichever is later.

      d. Unit Values - Participants do not own specific securities or other assets in the various Funds in the Master Defined Contribution Trust, but have an interest in the Funds therein represented by units valued as of the end of every business day. However, voting rights are extended to participants in proportion to their interest in the common stock held in Stock Funds A and B, as represented by common units. Contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit value as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant.

      e. Contributions - The Company's contributions to the Plan equal 75% of the first 8% of base compensation that each participating employee contributes subject to reductions as a result of forfeitures. Company contributions are generally made to Stock Fund A in the form of cash, Common Stock of the Company or any combination thereof.

      f. Vesting - Amounts contributed by participants are fully vested at all times. Amounts contributed through compensation deduction contributions may be distributed at any time. However, amounts contributed through compensation deferral contributions may be distributed to participants only (i) upon termination of employment,
            (ii) upon attaining the age of 59-1/2 or (iii) upon demonstration by the participant to the Administrative Committee that there is hardship as defined in the Plan.

            Units attributable to Company contributions vest when a participant has completed five years of continuous service, except that all units fully vest upon termination of the Plan or upon a participant's (i) retirement, (ii) death, (iii) layoff, (iv) termination of employment because of inability to meet Company medical standards, (v) termination of employment in order to enter the Armed Forces of the United States or to accept employment with the Government of the United States, (vi) termination of employment in connection with the divestiture of a component of the Company or
            (vii) reaching age 65 while employed.

      g. Benefit Claims Payable - Retiring participants who have account balances in excess of $5,000 may elect to remain in the Plan without any further contribution until age 70-1/2. Those retiring participants who have account balances less than $5,000 will receive their benefits no later than 60 days after the end of the Plan year in which such retirement occurs. Terminated participants will receive their vested benefits no later than 60 days after the end of the Plan year in which such termination occurs. Participants separating from service who have not attained the age of 70-1/2 and who have an account balance greater than $5,000 must provide written consent to the Plan Administrator in order to receive their distribution before reaching age 70-1/2. At September 30, 1998 and 1997, the amounts of such benefit claims payable to retired and terminated participants were approximately $1.6 and $36.5 million, respectively.

      h. Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of a participant's account, as defined by the Plan, represents a potential forfeiture. Such forfeitures reduce subsequent Company contributions to the Plan. However, if upon reemployment, the former participant fulfills certain requirements, as defined in the Plan, the previously forfeited nonvested portion of the participant's account will be restored through Company contributions.

      i. Loans to Participants - The Plan provides for loans to participants. The participant may apply for and obtain a loan in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of his or her vested account balance) from his or her account balance. The loans can be repaid through payroll deductions over a period of 12 to 60 months or up to 120 months for the purchase of a primary residence, or they can be repaid in full at any time that is at least 12 months following the date of the loan. Interest is charged at a rate equal to the prime rate being charged by 75% of the largest 30 United States banks plus one percent. Payments of principal and interest are credited to the participant's account. Also, participants may have only one outstanding loan at a time.

      j. Plan Termination - The Company has the right to suspend contributions to the Plan or to terminate or modify the Plan from time to time. In the event that the Plan is terminated or contributions by the Company are discontinued, each participant's Company contributions account will be fully vested. Benefits under the Plan will be provided solely from the Plan assets.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      a. Valuation of Investments - Investment in the Master Defined Contribution Trust is stated at fair value. See footnote 3.

      b. Expenses - Plan fees and expenses, including fees and expenses connected with the provision of administrative services by external service providers, are paid from Plan assets.

      c. Use of Estimates - Estimates and assumptions made by the Plan's management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to the Plan during the reporting period. Actual results could differ from those estimates.

3.    MASTER DEFINED CONTRIBUTION TRUST

      At September 30, 1998, all of the Plan's investment assets, except for participant loans, were held in a Master Defined Contribution Trust account at Wells Fargo, N.A. Use of the Master Defined Contribution Trust permits the commingling of the trust assets of a number of benefit plans of the Company and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Defined Contribution Trust, Wells Fargo, N.A. maintains supporting records for the purpose of allocating the net gain of the investment accounts to the various participating trusts.

      The investment accounts of the Master Defined Contribution Trust are valued at fair value at the end of each day. The net gain of the accounts for each day is allocated by the trustee to each participating trust based on the relationship of the interest of each trust to the total of the interests of all participating trusts.

      The Master Defined Contribution Trust investments are valued at fair value. If available, quoted market prices are used to value investments. If quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies. The funds held by the Master Defined Contribution Trust are discussed in footnote 1.

      The net assets of the Master Defined Contribution Trust at September 30, 1998 and 1997 are summarized as follows:

                                                    1998            1997
                                                    ----            ----
      Assets:
          Cash and equivalents               $   71,023,916  $  148,232,864
          U.S. Government securities             23,916,935      31,851,948
          Corporate bonds and debentures        129,644,537      27,784,696
          Corporate stocks                    2,245,643,131   3,466,197,079
          Guaranteed investment contracts       405,234,445     481,114,790
          Accrued income                          4,029,010       2,291,917
                                             --------------  --------------

               Total assets                  $2,879,491,974  $4,157,473,294
                                             --------------  --------------
     Liabilities -
          Sales pending                              90,419               -
                                             --------------  --------------

     Net assets available for benefits       $2,879,401,555  $4,157,473,294
                                             --------------  --------------

      The net (loss) earnings of the Master Defined Contribution Trust for the years ended September 30, 1998 and 1997 is summarized as follows:

                                                    1998            1997
                                                    ----            ----

     Interest                              $    40,204,080  $   32,806,392
     Dividends                                 388,556,689      10,041,267
     Net (depreciation) appreciation:
          U.S. Government securities               890,243         355,501
          Corporate bonds and debentures          (532,338)        361,370
          Common and preferred stocks       (1,243,868,960)    237,067,777
                                           ---------------  --------------

               Net (loss) earnings         $  (814,750,286) $  280,632,307
                                           ---------------  --------------

      The Plan's interest in the total Master Defined Contribution Trust as a percentage of net assets of the Master Defined Contribution Trust was approximately 85% and 90% at September 30, 1998 and 1997, respectively.

      Prior to the transfer of assets to the Master Defined Contribution Trust in 1997, income of $59.6 million and net appreciation of $528.5 million occurred in various equity funds.

4.    TAX STATUS

      The Plan obtained its latest determination letter in June 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Company believes that the Plan, as in effect on September 30, 1998, was designed and operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan qualified under
      Section 401(a) and the related trust was tax-exempt as of September 30, 1998. Therefore, no provision for income taxes is included in the Plan's financial statements.

5.    PLAN AMENDMENTS

      Effective December 6, 1996, Stock Funds C and D were added to the Plan. These stock funds consist of the common stock of Boeing received by the Plan as a result of the divestiture by the Company of its former Aerospace and Defense businesses (the "A & D Business") to Boeing on December 6, 1996. As of the transaction date, Stock Funds C and D received .042 shares of Boeing common stock for each share of Company common stock held by Stock Funds A and B, respectively. Participants who were employed in the Company's former A&D Business continue to retain their account balance with the Plan; however, participant contributions to the Plan by such former employees were suspended as of the transaction date. Such participants continue to retain all rights in their account balances with the Plan, and they are eligible to participate in the Boeing Savings Plan as provided by the terms of the Boeing Savings Plan document.

      On September 30, 1997, the Company spun-off its Automotive business into an independent, separately traded, publicly held company, Meritor Automotive, Inc. "Meritor"), and distributed all of the outstanding shares of common stock of Meritor to holders of Company common stock. As a result of this distribution, the Plan received one share of Meritor common stock for every three shares of Company common stock held by Stock Funds A and B as of the distribution date. Also effective September 30, 1997, Meritor Stock Funds E and F were established to receive the Meritor stock distributed in respect of the Company stock held for participants by the Plan and are included as part of the Master Defined Contribution Trust.

6.    SUBSEQUENT EVENTS

      On December 31, 1998, the Company spun-off its Semiconductor Systems business into an independent, separately traded, publicly held company, Conexant Systems, Inc. ("Conexant"), and distributed all of the outstanding shares of common stock of Conexant to holders of Company common stock. As a result of this distribution, the Plan received one share of Conexant common stock for every two shares of Company common stock held by Stock Funds A and B as of the distribution date. Also effective December 31, 1998, Conexant Stock Funds G and H were established to receive the Conexant stock distributed in respect of the Company stock held for participants by the Plan and are included as part of the Master Defined Contribution Trust.

      Effective January 1, 1999, the Plan changed its year end from September 30 to December 31 and was merged into the Allen-Bradley Savings and Investment Plan for Salaried Employees, which was renamed the Rockwell Salaried Retirement Savings Plan.

      In January 1999, the Company approved a series of changes to the Plan that will become effective on April 1, 1999. These changes include increasing the investment opportunities available under the Plan and adding flexibility to certain participant transactions such as investment of future participant contributions, fund transfers, participant loans etc., and providing an ongoing investment education program to Plan participants. Participants should refer to the Summary Plan Descriptions mailed to participants in March 1999 for more information on these changes.

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN
-----------------------------------------------

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1998
-----------------------------------------------------------------------------------------
(IN THOUSANDS)

Column A       Column B                   Column C                Column D      Column E

                                Description of investment
          Identity of issuer,   including collateral, rate
          borrower, lessor      of interest, maturity date,                      Current
          or similar party      par or maturity value               Cost          Value
          -------------------   ---------------------------         ----         -------
    *     Wells Fargo, N.A.     Master Defined Contribution
                                  Trust                          $1,319,672    $2,450,696


    *     Wells Fargo, N.A.     Participant Loans; 7% to 11.5%
                                  due 12 to 120 months from
                                  date of loan                       71,122        71,122

    *     Wells Fargo, N.A.     Short-term Income Fund
                                  Retirement Plan                       391           391
                                                                 ----------    ----------

                                Total Investments - Loan Fund        71,513        71,513
                                                                 ----------    ----------


                                Total Investments                $1,391,185    $2,522,209
                                                                 ----------    ----------



*Party-in-interest


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned, hereunto duly authorized.



                ROCKWELL SALARIED RETIREMENT SAVINGS PLAN, AS SUCCESSOR TO THE
                               ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN



                                              By  /s/ Alfred J. Spigarelli
                                                  ----------------------------
                                                      Alfred J. Spigarelli
                                                      Plan Administrator



Date:  March 26, 1999

INDEPENDENT AUDITORS' CONSENT
-----------------------------

We consent to the incorporation by reference in Registration Statement No. 333-17031 of Rockwell International Corporation on Form S-8, and the Prospectus dated March 10, 1999 with respect to the Securities covered thereby, of our report dated March 19, 1999, appearing in this Annual Report on Form 11-K of the Rockwell International Corporation Savings Plan for the year ended September 30, 1998.




DELOITTE & TOUCHE LLP
Pittsburgh, Pennsylvania
March 26, 1999














                                       S-2